SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. __)

ENLIVEX THERAPEUTICS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.40 per share

(Title of Class of Securities)

M4130Y106

(CUSIP Number)

March 26, 2019

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4130Y106

1	NAME OF REPORTING PERSON Kretzmer and Associates PLLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	830,973(1)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	830,973(1)
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,973(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.22%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 830,973 ordinary shares held of record by Kretzmer and Associates PLLC, as trustee for Kretzmer & Associates Client Equity Trust.

(2)	Based on 10,113,707 ordinary shares issued and outstanding as of April 15, 2019.

CUSIP No. M4130Y106

Item 1(a)	Name of Issuer:

Enlivex Therapeutics Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14 Einstein Street, Nes Ziona, Israel 7403618.

Item 2(a)	Name of Person Filing:

Kretzmer and Associates PLLC

Item 2(b)	Address or Principal Business Office or, if none, Residence:

3rd Floor

1185 Avenue of the Americas

New York, NY 10036

Item 2(c)	Place of Organization:

United States of America

Item 2(d)	Title of Class of Securities:

Ordinary shares, NIS 0.40 per share

Item 2(e)	CUSIP Number:

M4130Y106

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Kretzmer and Associates PLLC(3)	830,973	8.22%

(1)	Consists of 830,973 ordinary shares held of record by Kretzmer and Associates PLLC, as trustee for Kretzmer & Associates Client Equity Trust.

(2)	Percentage based upon 10,113,707 ordinary shares issued and outstanding as of April 15, 2019.

(3)	Kretzmer and Associates PLLC has sole voting and dispositive power over all reported shares.

CUSIP No. M4130Y106

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. M4130Y106

SIGNATURES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019	Kretzmer and Associates PLLC

/s/ Jose DeLemos
Name: Jose DeLemos
Title: Manager/Admin

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